Mail Stop 6010

July 3, 2006

Mr. W. Kirk Patterson
Senior Vice President and Chief Financial Officer
Staktek Holdings, Inc.
8900 Shoal Creek Blvd.
Austin, TX 78757

    RE: **Staktek Holdings, Inc.**
       Form 10-K for the year ended December 31, 2005
       Form 10-Q for the quarterly period ended March 31, 2006
       File No. 0-50553

Dear Mr. Patterson:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Quarterly Results of Operations, page 40

1.   Please revise future filings to disclose the quarterly effect of any significant transactions, including the effect of any disposals transactions, and extraordinary, unusual or infrequently occurring items. Refer to Item 302(A)(3) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 46

2.   We see that your independent registered public accounting firm did not sign their report. Please file an amendment to your Form 10-K for the year ended December 31, 2005 that includes a signed report from your independent registered public accounting firm.

Form 10-Q for the quarterly period ended March 31, 2006

Consolidated Condensed Statements of Operations, page 4

3.   Please revise future filings to remove the stock-based compensation subtotal from the table included as a footnote on the face of your statements of income. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

        As appropriate, please amend your December 31, 2005 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant